GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

[redacted]

07027674

24 October 2007

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement and Press Release dated 23 October 2007 by the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

PROCESSED
NOV 0 2 2007
THOMSON
FINANCIAL

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ANNA\Letters\ADR.doc

Exemption No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to GENTING on 23/10/2007 04:49:42 PM
Submitted by GENTING on 23/10/2007 05:12:59 PM
Reference No GG-071023-07E3A

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	GENTING BERHAD
* Stock name	:	GENTING
* Stock code	:	3182
* Contact person	:	MR TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

* Type : ● Announcement ○ Reply to query
* Subject :

PRESS RELEASE BY GENTING BERHAD

* **Contents :-**

Attached is a Press Release by the Company on the demise of Tan Sri Lim Goh Tong, Founder and Honorary Life Chairman of Genting Berhad.

GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Genting Press Release_23 Oct 2007

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

GENTING

PRESS RELEASE **23 October 2007**
For Immediate Release

On behalf of my family and the Genting Group of companies, it is with great sadness I announce that my beloved father, Founder and Honorary Life Chairman of Genting Berhad, Tan Sri Dato' Seri Lim Goh Tong passed away peacefully at 11.20 am today.

Tan Sri Dato' Lim Kok Thay
Chairman & Chief Executive
Genting Berhad

~ END OF RELEASE ~

END